April 11, 2005


Via U.S. Mail and facsimile at (310) 479-2959

Alain Delongchamp
Chief Executive Officer
Clearant, Inc.
11111 Santa Monica Boulevard
Suite 650
Los Angeles, CA  90025

Re:	Clearant, Inc.
Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 thereunder
Filed April 1, 2005
File Number 5-80638

Dear Mr. Delongchamp:

	We have the following comments on your filing.
Security Ownership of Certain Beneficial Owners and Management,
page
5
1. In the future, please note that the footnotes to the beneficial ownership table should identify the natural person who controls, i.e.
voting or investment power, the stock owned by the entities listed in the table. See Exchange Act Rule 13d-3. For example, you should have disclosed the natural person who controls the common stock owned by Biomedicine L.P., Rock Creek Partners II, Ltd., and Affinity Ventures III, L.P.
2. We note that some of your shareholders beneficially own greater than 5% of your common stock as a result of the merger. Our records indicate, however, that none of these persons has filed beneficial ownership reports on Schedule 13D or 13G pursuant to Sections 13(d)
and 13(g) of the Exchange Act of 1934 and Rule 13d-1. Please advise.


Committees of the Board of Directors, page 7

3. In the future, please revise to ensure that you have provided all of the information required pursuant to Item 7(d) of Schedule 14A, including information regarding the lack of a nominating committee and shareholder communications, or tell us why you do not believe additional information is required. Note that even where the company does not have any defined policy or procedures for the nomination of directors and shareholder recommendations, provide the basis for the board`s apparent view that it is appropriate not to have a policy regarding the consideration of director candidates recommended by security holders. See Item 7(d)(2)(ii)(F) of Schedule 14A. Also, describe the procedures to be followed by security holders in submitting director nominations, in accordance with Item 7(d)(2)(ii)(G) of Schedule 14A. Please also provide the disclosure required pursuant to Item 7(d)(2)(ii)(I) and (J) of Schedule 14A as your current disclosure indicating that "[y]our directors will consider any nomination and will consider such nomination in accordance with his or her fiduciary responsibility..." is not descriptive enough and appears to be boilerplate disclosure.

Closing comment

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filing or in response to our comments on your filing.

------

Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged" as correspondence. If the information you provide in response to our comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new information.
If you do not agree with a comment, please tell us why in your response.
      Please direct any questions regarding our comments to me at
(202) 942-2801.  You may also reach me via facsimile at (202) 942-
9638.

								Sincerely,


								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


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Clearant, Inc.
April 11, 2005
Page 1 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE